UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.
(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.
X-702, 60 Anli Road, Chaoyang District, Beijing
People’s Republic of China 100101
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed, on December 30, 2024, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”), entered into a Share Sale Agreement (the “Agreement”) with Zhao Duan Wen (the “Buyer”), pursuant to which the Company sold all of its shares in REIT Holdings (China) Limited, a Hong Kong limited company and a wholly-owned subsidiary of the Company, to the Buyer for a purchase price of US$80,000 (the “Divestiture”) on December 31, 2024.

The unaudited pro forma condensed combined financial statements of the Company as of and for the six months ended June 30, 2024 and the year ended December 31, 2023, and the notes related thereto, are filed as Exhibit 99.1 and incorporated herein by reference. The unaudited pro forma condensed combined financial statements give effect to the Divestiture on the basis, and subject to the assumptions, set forth in accordance with Article 11 of Regulation S-X.

INCORPORATION BY REFERENCE

This Report on Form 6-K and the exhibits thereto, including any amendment and report filed for the purpose of updating such documents, shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-267101), of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company, and (iii) the registration statement on Form S-8 (File No. 333-280119), of the Company and to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Pro Forma Condensed Combined Financial Statements of ReTo Eco-Solutions, Inc. as of and for the Six Months Ended June 30, 2024 and the Year Ended December 31, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 7, 2025	RETO ECO-SOLUTIONS, INC.

	By:	/s/ Hengfang Li
	Name:	Hengfang Li
	Title:	Chief Executive Officer

3